FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

333-173619

(Commission File Number)

JIAYUAN.COM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

F/15, Anhua Development Building

No. 35 Anding Road

Chaoyang District, Beijing

The People’s Republic of China

(8610) 6113-6312

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This current report on Form 6-K is being filed by Jiayuan.com International Ltd. solely for the purpose of revising Exhibit 15.2 of Jiayuan.com International Ltd.’s Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 29, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIAYUAN.COM INTERNATIONAL LTD.

By:	/s/ Shang-Hsiu Koo
Name:	Shang-Hsiu Koo
Title:	Chief Financial Officer

Date:   January 21, 2014

EXHIBIT INDEX

Exhibit Number	Description

15.2	Consent of Zhong Lun Law Firm